ASPIRITY HOLDINGS LLC

16233 Kenyon Ave., Suite 210

Lakeville, Minnesota 55044

November 10, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jerard Gibson

Sent via EDGAR

Re:	Aspirity Holdings LLC
Registration Statement on Form S-1
File No. 333-203994

Dear Mr. Gibson:

Aspirity Holdings LLC (the “Company”) hereby requests that the effective date of the Registration Statement referenced above be accelerated so that it will become effective at 2:00 p.m. eastern standard time on November 12, 2015, or as soon thereafter as is practicable.

In connection with this request, the Company acknowledges that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mark Weitz at (612) 335-1517 or Anne Cotter at (612) 335-1866 should you have any questions.

Very truly yours,

ASPIRITY HOLDINGS LLC

By: /s/ Timothy S. Krieger

Name: Timothy S. Krieger

Title: Chief Executive Officer